Exhibit 99.2

Letter to Shareholders

OVERVIEW

Our operations performed as expected in the first quarter of 2009.  In summary, nothing exceptional occurred, but more importantly, nothing detrimental happened. It may seem odd to count this as an accomplishment, but we have been living in extraordinary times. While we generated cash flow from operations of $273 million during the quarter, last year’s comparable results of $443 million included a number of special items that gave rise to gains, which did not occur to the same extent this year.

As we move through this tough economic period, we are thankful for the long-duration cash flows generated by our underlying asset base. Our strategy was designed to see us through market downturns like these, and so far our assets and cash flows have proven to be as durable as we had expected.

OPERATIONS

Overview

We have been increasingly encouraged by a number of positive developments within the markets in general, and our operations in particular.

The debt capital markets continue to recover from the extreme events of the past 18 months and we expect they will benefit from many of the government initiatives that have been announced.  This is beginning to allow businesses to plan their affairs with greater certainty and will form the basis of a recovery by facilitating demand at both the consumer and corporate level. We have been able to execute our financing plans within our operations, although it has been more challenging and the risk of another setback in the market causes all participants, including ourselves, to be more cautious.

Some positive highlights in our operations included continuing strong retail sales in our shopping malls in Brazil, record sales levels in our Brazilian residential property operations, and continued leasing in our commercial office portfolio at average rates that exceed the previous lease rate. In North America, for example, we leased 1.8 million square feet at an average rate higher than the one in the leases expiring, leaving our portfolio 96% leased with only 2% of the leases maturing this year and 5% in 2010.

On the negative front, several of our smaller operations are influenced directly or indirectly by the U.S. homebuilding industry. This has been a drag on results for three years but, in our opinion, the markets in the U.S. are near stabilizing. In this regard, one fact to reflect on is that the median U.S. family now only requires 25% of its income to purchase a median-priced home. This compares to 44% at the peak of the cycle and reinforces the view that housing has become much more affordable and should, over time, lead to a recovery in this important sector of the economy.

Operating Results

Our renewable power business experienced favourable hydrology conditions that enabled us to generate electricity at a level 5% above the long-term average. This, together with the contribution from recently acquired or commissioned facilities, allowed us to match the record generation in the first quarter of 2008, when water levels were exceptionally strong. The lower spot energy prices did reduce operating cash flows somewhat although this was largely offset by a small gain on the sale of partial interests in some assets.  We have contracted more than 75% of our expected generation for the balance of 2009
and

2010. Assuming average water conditions, this should enable us to produce strong returns even in the current spot pricing environment.

The commercial office business produced 11% more cash flow in the current quarter than in 2008, excluding the special dividend from a cost-accounted investment that we received during that period. Net rents increased slightly, and the impact of lower interest rates on floating rate debt more than offset the impact of lower exchange rates on our operations outside the United States.  We will discuss this business in much more detail later in this letter.

In our timber operations, we have curtailed harvest levels in response to lower log prices to protect the value of our investment and let the trees “grow on the stump”.  Private market values of timberlands continue to reflect longer-term values and have proven to be resilient in this down market.

Our transmission operations contributed stable returns, as one would expect from a regulated rate-base business.  We expect to close the sale of our Brazilian transmission interests for total proceeds of approximately $275 million (of which $70 million has already been received) and, along with a joint-venture partner, were awarded a $500 million contract to build new transmission capacity in Texas.

As noted above, we experienced a record level of launches and contracted sales in our Brazilian residential development operations, which will be reflected in future financial results as units are constructed and transactions closed. Volumes were lower in our Canadian operations, but cash margins remain healthy, and our U.S. operations continue to be slow. We advanced our development projects, including the 1.2 million square foot Bay Adelaide Centre in Toronto, which is almost 75% leased. The project is expected to be completed ahead of schedule and under budget and will welcome its first new tenants shortly.

Financial Position

We raised $1.5 billion through new financings and asset monetizations during the period, the proceeds of which were used to replace maturing financings and expand our operations. This included the investment of $62 million in equity of our Brazilian residential business to complete the financing of acquisitions in 2008, and $120 million representing the completion of our follow-on investment in Norbord.  We also repurchased 1.5 million common shares during the quarter at an average price of $12.09 per share.

Our overall liquidity level remains healthy at $2.5 billion, and continues to be supplemented with operating cash flows and asset monetization proceeds. Our permanent capitalization level stands at approximately $20 billion based on underlying values. Our debt-to-capitalization ratios are 15% at the corporate level and 44% on a proportionate consolidation basis, based on underlying values. We have no maturities at the corporate level during 2009 and just a $200 million maturity in 2010.  We are well advanced in refinancing the 2009 maturities throughout our operations and have liquidity in hand to repay the few financings that we do not intend to extend.  We have virtually no maturities during 2010 in our North American office portfolio, modest maturities elsewhere in that year, and no maturities of consequence in our infrastructure operations at all until 2011.

In summary, we are in good shape with respect to our liquidity and capitalization. This allows us to focus on protecting and creating value within our existing operations and to continue to invest capital when opportunities arise where we believe we will be able to create exceptional value over the long term.

COMMERCIAL REAL ESTATE

Recently, many economists, analysts and investors have given their predictions on the state of the commercial real estate industry.  We tend not to get involved in public debates about these matters. However, we do think it is important for you to understand our views so that you can take into account this information when assessing Brookfield. In particular, this is important because given the number of distress opportunities which may come about in this market, this business may garner a greater share of our incremental invested capital in the near term.

We will give you our perspective on each of these issues, but before we do that, we thought it would be appropriate to review our overall strategy once again. This strategy, put together over many years and taking into account the valuable lessons that we have learned from the past, has been specifically designed to deal with weak markets like the ones we are currently in. We have already lived through worse real estate markets with this same strategy and we believe it will continue to endure in the evolving investment markets. It was especially tested for New York real estate during the very challenging aftermath of September 11, 2001. It is worth remembering that markets then could hardly have been more negative for our type of assets given their proximity to the World Trade Center, and yet, we emerged from that period in outstanding shape, with all of our leases and financings intact and having expanded our business at exceptionally attractive values.

Our Commercial Real Estate Operations

Our real estate operations today encompass approximately 125 million square feet of rental space, with an investment value of over $25 billion for both ourselves and our partners. This capital is invested largely in 16 cities on four continents, generally in markets dominated by financial services, government, energy and services tenants. Although our property business is our largest in terms of total assets under management, it ranks just behind our power generation business in terms of net equity invested by us. This is because we share the ownership of our various real estate properties with many partners. Nonetheless, the amount of your capital invested in this business remains significant.

Our strategy has not changed dramatically over these past 20 years. Quite simply, we look to invest capital in very high quality office properties in downtown markets which are supply constrained and which have the prospect of continued white-collar employment growth, one of the key factors driving utilization of office space. We try to secure long-term leases with companies of high credit quality in order to generate long-term income streams for the properties. This allows us to finance these properties on a non-recourse basis with long-term fixed rate investment grade mortgages, enabling us to lower our overall cost of capital on a conservative basis, and as a result increase equity returns.

Based on the continuing implementation of this strategy, we have assembled a property portfolio with the following characteristics:

•	Average occupancy today – 96%

•	Average annual lease rollover over next three years – 4%

•	Average lease duration – approximately 8 years

•	Average tenant – “A” rated

•	Average net rent in portfolio – below estimated current market

•	Average financing on net asset value – around 50%

•	Average duration of financing – 7 years

Our investment strategy includes five principal elements:

1)
High quality properties – We try to invest in the highest quality properties in a market. Quality encompasses many things, but usually includes a property’s location, age, physical attributes, heating and ventilation systems, lighting and floor plate size. In general, we are willing to pay more for quality properties because we believe they withstand market cycles better and create more value in the long term. (This is clearly proving to be true in this market, as the flight to quality is resulting in quality properties maintaining their occupancy levels and lesser quality ones increasing their vacancy rates.)

2)
Supply-constrained markets – We like to invest in markets where by virtue of some geographic constraint, office property development sites are not readily available in the immediate area. As a result, for new construction to enter the market, a developer must assemble land at a much greater cost and because of this, the value of competing assets increases on a relative basis. Two good examples are Manhattan, which is an island, and Sydney, which is almost surrounded by water. Downtown markets in general are also serviced by transportation arteries and highways which are important to the commute times of office workers, making these markets unique compared to suburban office space, which is easily replicated.

3)
Quality credit tenants – One of the reasons we focus on high quality office properties is because they attract high quality tenants with strong credit profiles. By leasing to high quality entities, we create very durable income streams which, barring extreme events, do not face the same bankruptcy risks as many other types of real estate. (Thankfully, the impact of any issues we have encountered over the past six exceptional months has been relatively modest.)

4)
Term leases – The types of tenants we attract generally invest very large sums of capital to improve their premises, predominantly at their own expense. This is particularly so in the case of financial service firms who build trading floors and often invest more than $250 per square foot on lease improvements. (To put this number in context, their own investment in the premises is often close to the cost of building a suburban office property.) Consequently, such companies need long-term leases to amortize these costs. Our average lease depends on the specific conditions for each market but can extend up to 30 years, is rarely less than five years and, most often, is between 10 and 20 years. Furthermore, longer leases will often provide for increases in rents through contractual increases, “upward-only” market resets, or inflation-based escalators.

5)
Non-recourse long-term financing – As a result of all the characteristics above, mortgage lenders generally find these assets to be highly attractive assets to lend against (more on this later in this letter). This enables property owners the ability to secure investment-grade, fixed-rate, term financing for approximately 60% to 70% of the property value when the mortgage is initially negotiated and tends to represent much less over time due to amortization, increases in rents and value appreciation. We generally seek to match-finance our assets, which for a specific property tends to be for a long duration, but can be much shorter if we believe the value of a property for financing purposes will increase in the short term due either to leasing initiatives or other reasons. As a result of the above characteristics, we generally invest equity of 30% to 40% of the value into a newly acquired property. Given inflation and value-creation initiatives implemented at the property level, we can generally turn relatively moderate yielding, low-risk assets into very attractive long-term cash flow streams.

Current State of Real Estate Industry

Moving to the current state of the commercial real estate industry, we believe that questions related to its performance come down to the interplay of five basic concerns, which we will now address. Although these comments specifically refer to office properties, which constitute the vast majority of our business, they also apply to other forms of commercial real estate.

Concern #1: Vacancies – “Vacancies will increase as demand is destroyed in a recession, and as a result future cash flows from the properties will decline.”

Despite nearly two years of distress in the capital markets, office buildings in major downtown office markets across the globe, which predominantly have long-term unbreakable leases, still have high occupancy rates in the 91% range (i.e. 9% of the rental space is vacant). And high quality office space has on average maintained even higher occupancy levels. This situation is the result of very low market vacancies in 2007 (2% to 5%) and little new supply of office buildings in the past 10 years. For example, in Canada, even in the midst of a deep recession, the vacancy rate in all our major markets is below 7%.

Although there is no doubt that overall vacancies are getting higher, they are expected to increase the most in lower quality properties, as we continue to observe the usual flight to quality playing out in the market. Overall vacancies in a number of markets may even increase into the mid-double digits, but we believe that much of this will be part of the space made available for sublet by existing tenants.

Fortunately, this does not directly affect the cash flows of the property owners. Although fully acknowledging that increases in sub-lease space is ultimately not a positive for owners, as it competes against head-lease space, rent continues to be paid in those cases by the original tenant. Even the tenants who leave space because they have downsized must continue to pay the rent, helping to ensure uninterrupted income streams for owners. Once again, this is one of the reasons why we have always liked to own these types of assets.

Furthermore, under most lease structures (all of ours), vacancies can occur in only one other way: an event of bankruptcy. Our strategy recognized that the financial sector may produce isolated failures during times of distress but we have always believed that the sector as a whole was too big to fail and therefore the government would resolve systemic risk issues. This is why we were very pleased when the G20 announced late last year that “there will be no more Lehman Brothers.” Had major financial services bankruptcies not been averted, they would have affected our longer-term view of the office property business. We believe that as a result of government actions, very few of our quality credit tenants are expected to go bankrupt.

Concern #2: Lease Rates – “Lease rates paid by tenants are under downward pressure.”

As vacancies increase, there will definitely be downward pressure on rental rates. This is likely to continue for the next couple of years, depending on the depth of the recession and the ability of corporations to get back on their feet and grow. Having said that, rents had increased substantially over the level of the in-place rents in the long-term leases of many of these properties. For example, although gross rents in midtown Manhattan were over $125 per square foot in mid-2007 and we actually signed leases above $150 per square foot, we estimate that less than 10% of the space in midtown was rented at over $80 per square foot. Furthermore, one should remember that rents were only over $80 per square foot for approximately 12 months. The spot rental rates for buildings at that point well exceeded replacement costs, and as a result implied land values which had never been seen before in Manhattan. Those who purchased properties during that period with the expectation that rents would be very high for a long time and financed their properties based on this flawed assumption are faced today with serious financial issues. However, it is very important to note that the vast majority of high quality properties, including our own, were not acquired or financed on that basis.

Most quality properties in this market still have in-place rents closer to $65 per square foot, a level which is much more easily sustainable, even in today’s environment, and therefore we believe that cash flows streams can be maintained at their fairly recent historical averages, and sometimes higher.

Concern #3: Supply of Space – “Supply of new real estate will enter the market and may further increase vacancies.”

We believe that there are very few markets where supply additions over the next few years will represent more than 5% of the office vacancy profile. Most markets are in the 1% to 2% range. This is very different than most other real estate cycles and more or less eliminates the acute problem that often occurs when reduced demand and increased supply both hit a market and cause tremendous distress.

Further, developments of almost any type of real estate, other than those far advanced, have virtually stopped because funding from financial institutions is non-existent. Accordingly, with little or no further supply coming into markets over the next five years, we believe that the natural market equilibrium will be restored as demand is equalized.

Concern #4: Capitalization Rates – “Capitalization rates may increase and as a result, values of real estate will decline.”

There is no doubt that when investors’ expectations of future rents are negative, they tend to respond by demanding an increased return. This in turn decreases the price that a buyer will pay for a property and increases what is referred to as the “going-in capitalization rate” on a property.

As a result of unrealistic expectations on the future growth of rents during the 2006-2007 period, capitalization rates on quality office properties were pushed down into the 3% to 4% range in some markets. In hindsight, this was overly optimistic, and thankfully we did not participate in purchasing any properties based on such economics. While most properties for sale today receive no bids because the gap between seller and buyer expectations is too wide, and because market participants are nervous, we believe that capitalization rates will eventually stabilize at a going-in capitalization rate in the range of 6% to 7.5% for high quality properties, depending on the level of vacancies in the property and the level of locked-in rents. This will allow a buyer to earn a 10% unlevered internal rate of return (“IRR”) over the longer term, and close to a 15% return on a levered basis. Compared with other risk-adjusted real returns, we believe this will make commercial real estate an excellent investment.

The above returns exclude the deals which may occur in the next while where owners or banks are in distress. For these transactions, odds favour greater returns than stated above, but will require buyers who not only understand distress situations, but also have strong financial backing.

Concern #5: Financing – “Financing for real estate may be difficult to procure and therefore, as loans roll over, defaults will occur, irrespective of the underlying asset value.”

The current worries in commercial real estate are generally not caused by systemic fundamental problems in the commercial real estate business, but from re-financing issues. Financing is clearly the biggest issue in people’s minds today about commercial real estate. But, excluding those who paid far too much for properties at the top of the market, and those who put far too much leverage on their assets, the vast majority of real estate is held by owners with prudent amounts of financing.

The good news is that the governments across the world have recognized the importance of financing for commercial real estate and are working hard to restart the financing markets. We have also found that institutional lenders are continuing to make loans backed by quality real estate properties at 50% to 60% loan to value on investment-grade terms. And, as this is the largest part of our financing structure, we have been able to roll over or refinance virtually all of the loans that we have in our portfolio, at or near the levels of the existing debt on the property.

More worrisome has been the Commercial Mortgage Backed Securities (“CMBS”) market, which dominated lending recently in the United States. The good news is that this problem does not affect many other geographic markets as they had not yet developed the sophistication of the U.S. market (a good thing in hindsight). The bad news is that a very large percentage of the loans written in the 2005 to 2007 period in the United States were securitized in the CMBS market. However, we are encouraged by the recent changes to the U.S. Government’s TALF (Term Asset-Backed Securities Loan Facility) program that will provide liquidity to new CMBS maturities of up to five years as this should provide important support to the market. Furthermore, we have been observing favourable decisions by loan servicers with respect to payment maturities when the property has no underlying default, is still a performing asset and interest is being serviced. Generally, loan servicers, on behalf of lenders in CMBS pools, have been giving extensions to borrowers where there is no other default, other than the fact that the loan came due, and could not be refinanced elsewhere. This should assist the financing markets in the short term; new government programs should help in the medium term; and we are confident in the ability of the capitalist system to find a new way to finance quality real estate in the longer term, as quality commercial real estate prudently financed remains a low-risk way to make very good returns if loans are made according to proper risk-adjusted underwriting principles.

Opportunistic Focus for 2009 to 2011

From the above comments, you can likely tell that we do believe that commercial real estate will recover. While there will be some tougher years ahead, we believe that the next 24 months in commercial real estate will present some compelling opportunities to invest capital in low-risk opportunities at exceptional returns. We capitalized on a number of similar opportunities in the early 1990s and again earlier this decade, and we think this period may rival those.

In this regard, with a number of our major clients, we are pursuing distress acquisitions of a number of major real estate companies and portfolios. Our particular focus is office and retail assets, concentrated in the U.S., UK and Australia. Rarely do we expect to generate returns north of 20% on capital invested, but do expect to earn returns in excess of this on these investments. Only time will tell whether this is achievable, but not since the early 1990s have we seen such a wealth of opportunities.

SUMMARY

The last two years have been challenging for everyone. Fortunately, our basic business strategies are designed to protect value by locking in revenue streams and funding assets on a long-term basis. We have always believed that owning high quality, well-financed assets may not yield the highest returns in the good times, but they are the best way to protect value in downturns.

Our operating results continue to be favourable and our capitalization and liquidity position is good. And, while there are certain areas of our business that are not excelling in the current environment, thankfully they are small in relation to the core areas of our business.

Over the longer term, we remain committed to our objective of generating increased cash flows on a per share basis, which will in turn lead to higher intrinsic values.

Should you have comments, questions or advice, please feel free to contact us.

J. Bruce Flatt
Senior Managing Partner & CEO
May 5, 2009

Note: This letter to shareholders contains forward-looking information within the meaning of Canadian provincial securities laws and “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 and in any applicable Canadian securities regulations. The words, “objective”, “endure,” “strategy,” “try,” “tends,” “expected”, “scheduled,” “generally”, “likely”, “continue”, “believe” and derivations thereof and other expressions, including conditional verbs such as “will”, “can,” “may” and “should” are predictions of or indicate future events, trends or prospects and which do not relate to historical matters identify forward-looking statements. Forward-looking statements in this letter to shareholders include statements in regards to debt capital markets benefitting from government initiatives and facilitating demand at the consumer and corporate level; affordability of housing leading to a recovery in the U.S. homebuilding industry; our ability to produce strong returns in our renewable power business in the current environment; construction of units and closing of transactions in our Brazilian residential development operations; expected completion and first occupancy date of the Bay Adelaide Centre in Toronto and completion of such project under budget; refinancing our 2009 maturities and repayment of financings; investing capital when opportunities arise; the allocation of a greater share of our invested capital in commercial real estate; the ability of our real estate investment strategy to endure in the evolving investment markets; our ability to secure long-term leases with companies of high credit quality; our ability to invest in the highest quality properties in a market; our strategy with respect to non-recourse long-term real estate financing and our ability to turn relatively moderate yielding, low-risk assets into very attractive long-term cash flow streams; future office property vacancy rates and trends; downward pressure on rental rates; our ability to maintain lease cash flow streams at recent historical averages, or higher; the future supply and capitalization rates of office property real estate; loan extensions by loan servicers on behalf of lenders in CMBS pools assisting financial markets in the medium term; the ability of markets to find a new way to finance quality real estate in the longer term; recovery of the real estate markets; the availability of low risk commercial real estate investment opportunities in the next 24 months, and our ability to capitalize on such opportunities; our real estate investment focus in the future and our expected returns; our ability to generate increased cash flows on a per share basis and for such cash flows to lead to higher intrinsic values; and other statements with respect to our beliefs, outlooks, plans, expectations, and intentions. Although Brookfield Asset Management believes that its anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on forward-looking statements and information because they involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the company to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information.

Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include: economic and financial conditions in the countries in which we do business; rate of recovery of the current financial crisis; the behaviour of financial markets, including fluctuations in interest and exchange rates; availability of equity and debt financing and refinancing; strategic actions including dispositions; the ability to complete and effectively integrate acquisitions into existing operations and the ability to attain expected benefits; adverse hydrology conditions; regulatory and political factors within the countries in which the company operates; tenant renewal rates; availability of new tenants to fill office property vacancies; tenant bankruptcies; acts of God, such as earthquakes and hurricanes; the possible impact of international conflicts and other developments including terrorist acts; and other risks and factors detailed from time to time in the company’s form 40-F filed with the Securities and Exchange Commission as well as other documents filed by the company with the securities regulators in Canada and the United States including the Management’s Discussion and Analysis of Financial Results under the heading “Business Environment and Risks.”

We caution that the foregoing list of important factors that may affect future results is not exhaustive. When relying on our forward-looking statements to make decisions with respect to Brookfield Asset Management, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Except as required by law, the company undertakes no obligation to publicly update or revise any forward-looking statements or information, whether written or oral, that may be as a result of new information, future events or otherwise.